UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Aéropostale, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

007865108

(CUSIP Number)

Richard B. Aftanas, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

212-446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007865108	13D

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1	Name of Reporting Person Lemur LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0% (1)

14	Type of Reporting Person OO

(1)         Calculated based on 79,994,458 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of December 2, 2015, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015.

CUSIP No. 007865108	13D

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1	Names of Reporting Person SP Investment Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0% (1)

14	Type of Reporting Person* PN

(1)         Calculated based on 79,994,458 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of December 2, 2015, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015.

CUSIP No. 007865108	13D

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1	Name of Reporting Person SP Investment Holdings Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0% (1)

14	Type of Reporting Person OO

(1)         Calculated based on 79,994,458 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of December 2, 2015, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015.

CUSIP No. 007865108	13D

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1	Name of Reporting Person Sycamore Partners (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0% (1)

14	Type of Reporting Person PN

(1)         Calculated based on 79,994,458 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of December 2, 2015, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015.

CUSIP No. 007865108		13D
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1	Name of Reporting Person Sycamore Partners UBIT (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0% (1)

14	Type of Reporting Person PN

(1)         Calculated based on 79,994,458 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of December 2, 2015, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015.

CUSIP No. 007865108		13D
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1	Name of Reporting Person Sycamore Partners ECI (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0% (1)

14	Type of Reporting Person PN

(1)         Calculated based on 79,994,458 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of December 2, 2015, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015.

CUSIP No. 007865108		13D
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1	Name of Reporting Person Sycamore Partners GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,932,018

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,932,018

11	Aggregate Amount Beneficially Owned by Each Person 3,932,018

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 4.7% (1)(2)

14	Type of Reporting Person OO

(1)         Represents 3,932,018 shares issuable in the future upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

(2)         Calculated based on (i) 79,994,458 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of December 2, 2015, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015 plus (ii) 3,932,018 shares of Common Stock, $0.01 par value, of Aéropostale, Inc. issuable upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

CUSIP No. 007865108		13D
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1	Name of Reporting Person Sycamore Partners MM, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,932,018

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,932,018

11	Aggregate Amount Beneficially Owned by Each Person 3,932,018

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 4.7% (1)(2)

14	Type of Reporting Person OO

(1)         Represents 3,932,018 shares issuable in the future upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

(2)         Calculated based on (i) 79,994,458 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of December 2, 2015, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015 plus (ii) 3,932,018 shares of Common Stock, $0.01 par value, of Aéropostale, Inc. issuable upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

CUSIP No. 007865108		13D
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1	Name of Reporting Person Stefan L. Kaluzny

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,932,018

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,932,018

11	Aggregate Amount Beneficially Owned by Each Person 3,932,018

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 4.7% (1)(2)

14	Type of Reporting Person IN

(1)         Represents 3,932,018 shares issuable in the future upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

(2)         Calculated based on (i) 79,994,458 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of December 2, 2015, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015 plus (ii) 3,932,018 shares of Common Stock, $0.01 par value, of Aéropostale, Inc. issuable upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

CUSIP No. 007865108		13D
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1	Name of Reporting Person Aero Investors LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,932,018

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,932,018

11	Aggregate Amount Beneficially Owned by Each Person 3,932,018

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 4.7% (1)(2)

14	Type of Reporting Person OO

(1)         Represents 3,932,018 shares issuable in the future upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

(2)         Calculated based on (i) 79,994,458 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of December 2, 2015, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015 plus (ii) 3,932,018 shares of Common Stock, $0.01 par value, of Aéropostale, Inc. issuable upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

CUSIP No. 007865108	13D

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Item 1.                             Security and Issuer.

This statement constitutes Amendment No. 5 to the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Aéropostale, Inc., a Delaware corporation (the “Issuer” or the “Company”) and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on September 17, 2013 (the “Initial Schedule 13D”), Amendment No. 1 filed on October 11, 2013, Amendment No. 2 filed on March 14, 2014, Amendment No. 3 filed on May 28, 2014 (“Amendment No. 3”) and Amendment No. 4 filed on April 24, 2015 to the Initial Schedule 13D. The principal executive offices of the Issuer are located 112 W. 34th Street, New York, New York 10120.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D and Amendment No. 3.

Item 4.                             Purpose of Transaction.

Item 4 is hereby amended to add the following:

Effective as of February 5, 2016, Mr. Kent A. Kleeberger, Aero Investors’ designated appointee to the Issuer’s Board of Directors (by virtue of its ownership of 1,000 shares of the Series B Preferred of the Issuer), resigned from the Issuer’s Board of Directors.  Aero Investors does not currently intend to designate a replacement appointee to the Issuer’s Board of Directors.

Item 5.                             Interest in Securities of the Issuer.

Sections (a) — (c) and (e) of Item 5 are hereby amended and restated as follows:

(a) — (c) Based on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015, there were 79,994,458 shares of Common Stock outstanding as of December 2, 2015.

Based on the foregoing, as of February 9, 2016, the 0 shares (the “Lemur Shares”) of Common Stock beneficially owned by Lemur, SP Delaware, SP Caymans and the Sycamore Funds represented 0% of the shares of the Common Stock issued and outstanding.  Also as of February 9, 2016, Aero Investors is deemed to beneficially own 3,932,018 shares of Common Stock of the Company (the “Aero Shares”), which shares are issuable in the future upon the full conversion by Aero Investors of 1,000 shares of the Series B Preferred of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the Series B Preferred.

Each of Sycamore GP, Sycamore MM and Mr. Kaluzny, in their respective capacities as (i) general partner of the sole owner of Lemur and managing member or general partners, as applicable, of each of the members of Aero Investors; (ii) managing member of Sycamore GP; and (iii) managing member of Sycamore GP and Aero Investors, respectively, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose of direct the disposition of) the Lemur Shares and the Aero Shares.  Together, such shares represent approximately 4.7% of the Issuer’s Common Stock (calculated based on (i) 79,994,458 shares of the Common Stock outstanding as of December 2, 2015 plus (ii) 3,932,018 shares of Common Stock issuable upon the full conversion by the Reporting Persons of 1,000 shares of Series B Preferred).

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

CUSIP No. 007865108	13D

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As of the date hereof, none of the Reporting Persons owns any shares of Common Stock other than the Subject Shares covered in this Amendment No. 5 to Schedule 13D.

The following table lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons.  The transactions in the Common Stock were effected in the open market.

Name	Trade Date	Purchased/Sold	No. of Shares	Price Per Share	Trade Amount
Lemur LLC	02/03/2016	Sold	140,000	$0.2422	$33,908.00
Lemur LLC	02/04/2016	Sold	221,000	$0.2366	$52,288.60
Sycamore Partners MM, L.L.C.	02/04/2016	Sold	30,792	$0.2332	$7,180.69
Lemur LLC	02/05/2016	Sold	339,000	$0.2064	$69,969.60
Lemur LLC	02/08/2016	Sold	5,550,000	$0.1667	$925,185.00

                                                                (e) Based on the foregoing, as of February 9, 2016, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock (in each case calculated as described in the footnotes to the responses to Item 13 on the attached cover pages).

CUSIP No. 007865108	13D
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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016

LEMUR LLC

By:	SP Investment Holdings L.P.
its Managing Member

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Managing Member

SP INVESTMENT HOLDINGS L.P.

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Managing Member

SP INVESTMENT HOLDINGS COMPANY

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Sole Director

CUSIP No. 007865108	13D
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SYCAMORE PARTNERS (AIV), L.P.

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Managing Member

SYCAMORE PARTNERS UBIT (AIV), L.P.

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Managing Member

SYCAMORE PARTNERS ECI (AIV), L.P.

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Managing Member

CUSIP No. 007865108	13D
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SYCAMORE PARTNERS GP, L.L.C.

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Managing Member

SYCAMORE PARTNERS MM, L.L.C.

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Managing Member

STEFAN L. KALUZNY

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny

AERO INVESTORS LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President and Chief Executive Officer